NO ACT

PE
2-28-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005916

Received SEC

MAR 0 1 2011

Washington, DC 20549

March 1, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-2011

Re: Aetna Inc.

Dear Mr. Mueller:

This is in regard to your letter dated February 28, 2011 concerning the shareholder proposal submitted by the Sisters of Charity of Saint Elizabeth for inclusion in Aetna's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Aetna therefore withdraws its January 20, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client C 03710-00261

February 28, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Aetna Inc.*
Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of
The Sisters of Charity of Saint Elizabeth
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 20, 2011, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Aetna Inc. (the "Company"), could properly exclude from its proxy materials for its 2011 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") submitted by the Sisters of Charity of Saint Elizabeth (the "Proponent").

Enclosed is a letter from the Proponent to the Company dated February 23, 2011, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the January 20, 2011 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Judith H. Jones, the Company's Vice President and Corporate Secretary at (860) 273-0810 with any questions in this regard.

Sincerely,

Ronald O. Mueller

Enclosure(s)

cc: Judith H. Jones, Aetna Inc.
Sister Barbara Aires SC, Sisters of Charity of Saint Elizabeth

101031335_1.DOC

Exhibit A


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

February 23, 2011

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Pursuant to dialogue with representatives of Aetna, Inc, the Sisters of Charity of Saint Elizabeth hereby withdraw a resolution entitled, "Insurance Premium Price Restraint," from consideration by the shareholders at the 2011 Annual Meeting.

Enclosed please find a letter to Mr. Ronald A. Williams, Chair & CEO of Aetna Inc.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

Enc.

SBA/an


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY
MDCCCLIX

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

AETNA LAW

FEB 28 2011

February 23, 2011

Mr. Ronald A. Williams
Chair & CEO
% Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RC61
Hartford, CT 06156

Dear Mr. Williams,

The Sisters of Charity of Saint Elizabeth, and colleagues at the Interfaith Center on Corporate Responsibility continue to be concerned about uncontrolled costs in healthcare in the United States. Pursuant to informative and constructive, and commitment to further clarification and dialogue, I am, hereby authorized by the Sisters of Charity of Saint Elizabeth to withdraw a shareholder resolution entitled, "Insurance Premium Price Restraint," from consideration by the shareholders at the Aetna 2011 Annual Meeting.

We look forward to continued discussion.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

cc: Securities and Exchange Commission

SBA/an


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY
MDCCCLIX

BAIRES@SCNJ.ORG

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 7, 2011

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Heather Maples, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Aetna Inc.

Dear Sir/Madam:

I have been asked by the Sisters of the Charity of Saint Elizabeth (hereinafter referred to as the "Proponent"), who are the beneficial owners of shares of common stock of Aetna Inc. (hereinafter referred to either as "Aetna" or the "Company"), and who have submitted a shareholder proposal to Aetna, to respond to the letter dated January 20, 2011, sent by Gibson Dunn on behalf of Aetna to the Securities & Exchange Commission, in which Aetna contends that the Proponent's shareholder proposal may be excluded from the Company's year 2011 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Aetna's year 2011 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal requests the Company to report on its efforts to ensure affordable healthcare coverage.

RULE 14a-8(i)(7)

A.

It is difficult to imagine an issue of public policy more important or more in the realm of public discourse than health care reform. It is therefore surely incontrovertible that health care reform, including considerations of affordable health care, raises an important policy issue for all registrants, even those not in the health insurance business. See *Nucor Corporation* (February 27, 2009); *PepsiCo, Inc.* (February 26, 2009); *Bank of America Corporation* (February 17, 2009); *General Motors Corporation* (March 26, 2008); *Exxon Mobil Corporation* (February 25, 2008); *Xcel Energy, Inc.* (February 15, 2008); *The Boeing Company* (February 5, 2008); *United Technologies Corporation* (January 31, 2008). *A fortiori*, it is an important policy issue for those in the industry. *United Health Group Incorporated* (April 2, 2008) (on reconsideration, excluded on other grounds (April 15, 2008)).

The Company attempts to denigrate the importance of the Proponent's shareholder proposal by trying to characterize it as one dealing merely with administrative costs. This is clearly not so, as any fair reading of the proposal makes abundantly clear. On the contrary, the proposal asks the reasonable question of how, post the recent Health Care legislation and other public pressures, the Company intends to "ensure affordable health care coverage" and how it plans to contain premiums.

How wide of the mark the Company's argument is is very well illustrated by its reliance, as the very first Staff letter supposedly supporting its contention, on the *Medallion* letter. In that letter the issue was whether the proponent's proposal concerned *exclusively* an "extraordinary transaction" when it merely asked that "an investment banking concern be engaged to evaluate alternatives to maximize shareholder value" including, but apparently not limited to, a sale of the company. The supporting statement concerned itself mostly with what the proponent deemed to be excessive operating costs. In the circumstances, the Staff not surprising found that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions". It is difficult to see the relevance of that letter to the instant situation which certainly does not involve the question of whether an extraordinary transaction is being requested.

The next four letters relied upon by Aetna each involved attempts to micro-manage the registrant's activities and/or failed to raise a significant policy issue, and are therefore inapposite. Thus, *Allstate* involved a request for information on litigation costs, as did the *Puerto Rican Cement* proposal. Similarly, the *Florida Power* letter involved a proposal that totally failed to raise any significant policy issue, but rather tried to tell the Board how to run the company. In the words of the Staff, it involved a proposal requesting that the Board "cease the further dilution of the equity and earnings of the shareholders". Finally, in *Rogers* the proponent proposed the adoption of specified benchmarks for the registrant, such as profit margins of at least 13% and a current ratio of at least 2:1. In contrast, the Proponent's shareholder proposal merely mentions, in the Whereas Clauses, certain general constraints and problems that Aetna faces in the current economic/political situation. The statement by the Company (second sentence, carryover paragraph at the bottom of page 4 of its letter) that "the Proposal seeks to impose shareholder oversight on decisions on how the Company markets its services and manages other administrative costs" is simply untrue. At no point in either the Resolve Clause itself or in the Whereas Causes does the proposal suggest HOW the company should accomplish the suggested goals enumerated in the Resolve Clause. Rather than micro-managing the registrant, the proposal requests a report on by the Company itself on how it will accomplish the goals. Nor by any rational analysis can merely mentioning the "caps" provision in the recent Federal Health Care law be deemed to constitute attempting "to regulate some of the quintessential functions of management".

Finally, the *Johnson & Johnson* Staff letter renders nil support for the Company's position. We submit that there is no truth whatsoever to the Company's assertion that the proposal there at issue "was worded virtually identically to the Proposal presented here". Although the *J & J* proposal did indeed use language that overlaps with the language in the Proponent's proposal, the thrust of the *J & J* proposal is not to be found in that overlapping language, but rather in what was explicitly requested in *J & J,* namely that that registrant "review [its] pricing and marketing policies". The Staff decision explicitly cites that, and only that, language in deeming the proposal to relate to the registrant's ordinary business operations.

B.

The thrust of the Proponent's proposal is not to inquire how the Company will comply with various laws and regulations. Rather, it is how the Company will comply with societal pressure to ensure that there is affordable health care coverage. For example, the mention by the Proponent in the fifth Whereas Clause of the fact that exchanges will have the authority to bar certain plans from the exchange is hardly a statement that Aetna must comply with the law. Indeed, Aetna is not required to become a member of any exchange and it may or may not apply to be on one or more exchanges. A reference to possible requirements on such exchanges hardly constitutes a request to comply with mandatory legal requirements. Similarly, the references in the following paragraph to the fact that rate requests may be subjected to enhanced state scrutiny or that "Congressional leaders" have called for greater transparency are hardly requests to comply with the law. Nor does summarizing in Whereas Clause paragraph four the Proponent's understanding of certain changes that will result from the recent legislation constitute a call for the Company to comply with the law.

Consequently, none of the Staff letters cited by Aetna are relevant. The Company makes the contention (first full paragraph, page 7) that the proposal involves "overseeing and managing the Company's compliance with applicable laws". This is quite simply untrue and a caricature of the Proponent's proposal which does no such thing. Rather, it asks how the Company will respond to societal pressures to provide affordable health care coverage and contain premium increases.

Consequently, the Staff letters cited by Aetna are irrelevant to the Proponent's shareholder proposal. In each and every Staff letter cited by the Company, the proponent, in essence, asked the registrant to do what the law required of it. In contrast, the Proponent is asking Aetna to go well beyond the law and to respond to the widespread societal desire to "ensure affordable health care coverage" and "contain the price increases" in premiums. Neither is mandated by law. In contrast, in the *Bear Stearns* letter, relied upon heavily by the Company, the request was to assess the impacts on, and costs to, the registrant of certain legislation. In the instant situation, contrary to the Company's assertion (see final sentence of first full paragraph, page 6), the Company is NOT being asked to "report on how the Company is managing costs in light of recent legislation and regulatory initiatives". The Proponent's proposal asks no such thing. Rather, it requests the Company to explain how it will provide "affordable health care" and "contain" price increases. A resolution identical to that in *Bear Stearns* was also at issue in the *Morgan Stanley* letter, also heavily relied upon by Aetna. Finally, although the Company cites some thirteen additional letters, each of them is even further off the mark since each involved a direct request to follow some provision or aspect of law.

C.

The Company's argument has been sufficiently refuted by the prior portions of this letter.

In summary, for the forgoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-9(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Ronald O. Mueller
Sister Barbara Aires
Cathy Rowan
Fr Michael Crosby
Laura Berry

GIBSON DUNN

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 03710-00261

January 20, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Aetna Inc.*
Shareholder Proposal of the Sisters of Charity of Saint Elizabeth
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Aetna Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Sisters of Charity of Saint Elizabeth (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations (*i.e.*, management of marketing and other administrative expenditures, and compliance with laws).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Relates To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The Commission added, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Administrative Expenditures

The Proposal asks the Company's Board of Directors to report on measures being taken "to contain the price increases of health insurance premiums." The Proposal is intended to, and necessarily does, implicate the Company's oversight and management of its administrative costs, including marketing costs, and thereby implicates the Company's ordinary business operations. This aspect of the Proposal is reflected by the supporting statement, which states:

> According to [a] Commonwealth Fund report, administrative costs currently account for nearly 13% of insurance premiums. Administrative costs range from about 5% for large employers and firms that self-insured, to 30% of the premium for individuals who purchase their own insurance. Higher costs for marketing, underwriting, churning, benefit complexity, and brokers' fees explain the bulk of the difference.

In the paragraph following the one quoted above, the supporting statement states that health insurers will be required by recently enacted legislation "to report the share of premiums spent on nonmedical costs." Still later, the supporting statement comments that health insurance exchanges authorized under recent federal legislation "will have authority to . . . set caps on . . . overhead." Finally, in arguing for the Proposal, the paragraph that immediately precedes the Proposal declares:

> While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform. . . .

In this context, the language in the Proposal calling for information on "the measures our company is taking to contain the price increases of health insurance premiums" clearly encompasses information on the Company's oversight and management of administrative costs.

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals that implicate and seek to oversee a company's ordinary business operations, including how companies choose to allocate corporate funds toward marketing and other administrative expenses. In this respect, the Proposal is substantively the same as one considered in *Medallion Financial Corp.* (avail. May 11, 2004). There, the proposal requested that the company engage an investment banking firm "to evaluate alternatives to maximize stockholder value including a sale of the company." Although the proposal specifically addressed a sale of the entire company – a matter which the Staff has viewed as raising significant policy issues – the supporting statement included a paragraph arguing that one of the reasons the company was not maximizing shareholder value was "Medallion's very high operating expenses." Medallion pointed out to the Staff that the inclusion of operating expenses showed the proposal was not limited to extraordinary transactions, and thus implicated the company's ordinary business operations. The Staff concurred that the proposal could be excluded based on Rule 14a-8(i)(7). *See also Allstate Corp.* (avail. Feb. 5, 2003); *Puerto Rican Cement Co., Inc.* (avail. Mar. 25, 2002) (in each case, concurring that proposals requesting company reports on legal expenses were excludable under Rule 14a-8(i)(7)); *Rogers Corp.* (avail. Jan. 18, 1991) (concurring with the exclusion of a proposal and noting that the "day-to-day financial operations" of the company constituted ordinary business matters where the proposal asked the company's board of directors to adopt specific financial performance standards and contained, in its supporting statement, contentions that "[b]oard deliberations on spending allocations" had resulted in excessive spending on research and development).

The above-cited letters are part of a long line of precedent that includes *Florida Power & Light Co.* (avail. Jan. 18, 1983). There, the company received a proposal requesting the board to use "every available means consistent with insuring the safe efficient operation and financial integrity of the company, to minimize and cease the further dilution of the equity and earnings of the shareholders." The company argued, and the Staff concurred, that the proposal necessarily implicated "the determination of whether or not to seek further rate increases, *reduce capital expenditures*, *reduce operating costs* or utilize other means to reduce dilution" (emphasis added), and thereby implicated matters relating to the company's ordinary business operations.

The Proposal's focus on administrative costs renders it excludable under Rule 14a-8(i)(7) because it seeks to micro-manage the Company's day-to-day expenses on items best left to the discretion of the Company's management. In addition, the Proposal seeks to impose shareholder oversight on decisions on how the Company markets its services and manages other administrative costs; matters that involve the type of complex decisions that are "so fundamental to management's ability to run a company on a day-to-day basis." Similarly, by noting in the supporting statement that proposed insurance exchanges may cap "overhead" at certain percentages of premium costs, the Proponent sweeps into the Proposal's scope such basic day-to-day expenses as salaries and maintenance costs. By focusing on impending restrictions on overhead costs and singling out administrative costs for special scrutiny, the Proposal attempts to regulate some of the quintessential functions of management. In this respect, the Proposal also is identical to one that was addressed in *Johnson & Johnson* (avail. Jan. 12, 2004). There, the Sisters of Charity of Saint Elizabeth presented a proposal that was worded virtually identically to the Proposal presented here. Specifically, in *Johnson &*

Johnson, the proposal requested "That the Board of Directors review pricing and marketing policies and prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September, 2004, on how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs." The Staff concurred in exclusion under Rule 14a-8(i)(7) of the proposal in *Johnson & Johnson*, commenting that the proposal related to "its ordinary business operations (i.e., marketing and public relations)."

In *Johnson & Johnson*, "marketing policies" were mentioned in the text of the proposal while here, as discussed above, the Proposal's supporting statement repeatedly mentions the Company's marketing and other administrative cost decisions. The location of these references does not alter the fact that the Proposal implicates ordinary business considerations, for (as noted in the letter in *Johnson & Johnson*) the Staff consistently has taken the position that proponents may not circumvent Rule 14a-8(i)(7) where it is clear from the supporting statement or otherwise that the proposal implicates ordinary business matters. For example, in *General Electric Co. (St. Joseph Health System and the Sisters of St. Francis of Philadelphia)* (avail. Jan. 10, 2005), the Staff concurred in the exclusion of a proposal where the "resolved" clause related to the company's executive compensation policy (an issue the Staff has determined raises significant policy considerations) because the supporting statement demonstrated that the proposal implicated the issue of the depiction of smoking in motion pictures. Likewise, in *Corrections Corporation of America* (avail. Mar. 15, 2006), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(7) where the "resolved" clause addressed a particular executive compensation policy but the supporting statement related to general compensation matters. *See also Medallion Financial Corp.*, discussed above, where language in the supporting statement demonstrated that the proposal implicated ordinary business matters. Here, the Proposal necessarily implicates the ordinary business issue of marketing and other administrative costs; the request in the Proposal for information on "the measures our company is taking to contain the price increases of health insurance premiums" is a clear reference that encompasses how the Company is managing such costs, and the numerous references in the supporting statement to marketing, overhead and administrative costs bear this out.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Compliance With State And Federal Laws

The Proposal's supporting statement devotes nearly four full paragraphs to addressing the ways in which compliance with federal and state legislation and regulation are implicated by the Proposal. The Proponent states, for example, that "health insurers will be required to submit justification for unreasonable premium increases to the federal and relevant state governments" and that health insurance exchanges "will have authority to reject plans with excessive premium increases and to set caps on insurance profits and overhead . . . ." In offering these arguments, the supporting statement demonstrates that the Proposal would require the Company to describe steps being taken to comply with health care laws and regulations, which falls squarely within the confines of the Company's ordinary business.

The Staff has consistently recognized a company's compliance with laws and regulations as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. *See, e.g., The Bear Stearns Companies Inc.* (avail. Feb. 14, 2007) (proposal requesting a Sarbanes-Oxley ("SOX") Right-to-Know Report assessing the costs and benefits of SOX on the company's in-house operations and the impact of SOX on the company's investment banking business); *Morgan Stanley* (avail. Jan. 8, 2007) (same). In *The Bear Stearns Companies Inc.*, the company argued that because the subject matter of the proposal related to the company's compliance with the legal requirements of SOX and the assessment of the liabilities resulting from such compliance, which the company already engaged in as part of its ordinary business operations, the proposal could be excluded under the Rule 14a-8(i)(7) ordinary business exception. *See also, e.g., Williamette Industries, Inc.* (avail. Mar. 20, 2001) (concurring with the exclusion of a proposal that requested a report of the company's environmental compliance program); *Humana Inc.* (avail. Feb. 25, 1998) (concurring with the exclusion of a proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program because it was directed at matters relating to the conduct of the company's ordinary business). Similarly, in *Morgan Stanley*, the company argued that because the company was required to comply with SOX, compliance was necessarily a matter of the company's ordinary business operations. Here, as in *The Bear Stearns Companies Inc.* and *Morgan Stanley*, the Proposal is essentially asking for a report on how the Company is managing costs in light of recent legislation and regulatory initiatives.

The foregoing letters are part of a long line of precedent holding that proposals that address a company's compliance with laws raise ordinary business issues. *See also Sprint Nextel Corp.* (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010) (proposal requesting that the board of directors explain to shareholders why the company failed to adopt an ethics code that was reasonably designed to deter wrongdoing by its CEO); *Johnson & Johnson* (avail. Feb. 22, 2010) (proposal requesting that the company take specific actions to comply with employment eligibility verification requirements); *FedEx Corp.* (avail. Jul. 14, 2009) (proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *Lowe's Companies, Inc.* (avail. Mar. 12, 2008) (same); *The Home Depot, Inc.* (avail. Jan. 25, 2008) (proposal requesting the board publish a report on the company's policies on product safety); *Verizon Communications Inc.* (avail. Jan. 7, 2008) (proposal requesting a report on Verizon's policies for preventing and handling illegal trespassing incidents); *The AES Corp.* (avail. Jan. 9, 2007) (proposal seeking the creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Halliburton Co. (Global Exchange and John C. Harrington)* (avail. Mar. 10, 2006) (proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations); *Hudson United Bancorp* (avail. Jan. 24, 2003) (proposal requesting that the board of directors appoint an independent shareholders' committee to investigate possible corporate misconduct); *Humana Inc.* (avail. Feb. 25, 1998) (proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program); *Citicorp Inc.* (avail. Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

As reflected in the precedent cited above, overseeing and managing the Company's compliance with applicable laws and policies is exactly the type of "matter[] of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." The Proposal directly relates to the Company's compliance activities, including how the Company administers its cost structure in such a way as to be eligible to participate in insurance exchanges, which have yet to be established. The steps the Company is taking to respond to and comply with laws regulating the price of health insurance plans clearly relates to an ordinary business operation. Accordingly, because the Proposal relates to the Company's administrative expenditures and its compliance with state and federal laws, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

C. *Regardless Of Whether The Proposal Involves A Significant Policy Issue, The Proposal Is Excludable As Relating To Ordinary Business Matters*

It is well established that when determining whether a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report . . . involves a matter of ordinary business." See Exchange Act Release No. 20091 (Aug. 16, 1983).

We acknowledge that in certain instances the Staff has found that product pricing proposals touch on significant policy issues, and has therefore declined to exclude such proposals based on Rule 14a-8(i)(7). *See, e.g., Bristol-Myers Squibb Co.* (avail. Feb. 21, 2000). However, as addressed in the 1998 Release, the Staff has consistently concurred that a proposal may be excluded in its entirety when it implicates ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *General Electric Co.* (avail. Feb. 3, 2005) and *Capital One Financial Corp.* (avail. Feb. 3, 2005), the Staff concurred that proposals relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" were excludable under Rule 14a-8(i)(7) as relating to "management of the workforce" even though the proposals also related to offshore relocation of jobs. *Compare General Electric Co.* (avail. Feb. 3, 2004) (proposal addressing only the offshore relocation of jobs was not excludable under Rule 14a-8(i)(7)). Therefore, like the above-cited precedent and unlike *Bristol-Myers Squibb Co.* and *General Electric Co.* (avail. Feb. 3, 2004), the Proposal focuses on an aspect of ordinary business, and any significant policy implicated by its subject matter should not prevent its exclusion.

The Staff has also concurred that a shareholder proposal addressing a number of issues is excludable when some of the issues implicate a company's ordinary business operations. For example, in *Union Pacific Corp.* (avail. Feb. 25, 2008), a proposal requesting information on the company's efforts to safeguard the security of its operations arising from a terrorist attack or other homeland security incident was found excludable in its entirety because the term "homeland security incidents" encompassed ordinary business matters such as weather-related events. Similarly, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that General Electric could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters, namely the choice of accounting methods. *See also Medallion Financial Corp., supra*; *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

As discussed above, the Proposal relates to the Company's ordinary business operations by requesting a report on its administrative expenses, including its "costs for marketing, underwriting, churning, benefit complexity, and brokers' fees[.]" In addition, the Proposal relates to the Company's compliance with state and federal laws. Thus, even if the Proposal touches on a significant social policy, under the precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7) as it also relates to ordinary business matters that do not raise a significant social policy.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Judith H. Jones, the Company's Vice President and Corporate Secretary, at (860) 273-0810.

Sincerely,

Ronald O. Mueller/SMR

Ronald O. Mueller

Enclosure(s)

cc: Judith H. Jones, Aetna Inc.
Sister Barbara Aires, SC, Sisters of Charity of Saint Elizabeth

101005538_2.DOC

Exhibit A


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

RECEIVED

NOV 1 5 2010

CHAIRMAN'S OFFICE

November 12, 2010

Mr. Ronald A. Williams
Chair & CEO
% Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RC61
Hartford, CT 06156

Dear Mr. Williams,

The Sisters of Charity of Saint Elizabeth continue to be deeply committed to affordable access to insurance coverage for millions of people. We note a continual rise in insurance premiums and deductibles leading many from getting medical care. Therefore, the Sisters of Charity of Saint Elizabeth request that the Board of Directors create and implement a policy of insurance premium price restraint as described in the attached proposal. We are always open to dialogue.

I have been authorized by the Sisters of Charity of Saint Elizabeth to notify you of our intention to file this resolution for consideration by the stockholders at the annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

The Sisters of Charity of Saint Elizabeth are the beneficial owners of at least 500 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

If you should, for any reason, desire to oppose the adoption of the proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

We welcome dialogue on this important issue.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

SBA/an


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY

INSURANCE PREMIUM PRICE RESTRAINT

WHEREAS:

Increases in health insurance premiums in recent years have taken a greater share of median household income and made it difficult for many U.S. families to save for education or retirement—or simply to meet day-to-day living expenses—and for employers to maintain the level of health benefits they provide;

A 2009 Commonwealth Fund analysis of federal data found that "if premiums for employer-sponsored insurance grow in each state at the projected national rate of increase, then the average premium for family coverage would rise from $12,298 (the 2008 average) to $23,842 by 2020—a 94 percent increase";

According to another Commonwealth Fund report, administrative costs currently account for nearly 13% of insurance premiums. Administrative costs range from about 5% for large employers and firms that self-insured, to 30% of the premium for individuals who purchase their own insurance. Higher costs for marketing, underwriting, churning, benefit complexity, and brokers' fees explain the bulk of the difference.

With the passage of health care reform, health insurers will be required to submit justification for unreasonable premium increases to the federal and relevant state governments before premium increases may take effect, and to report the share of premiums spent on nonmedical costs;

The law also calls for the creation of health insurance exchanges that offer a choice of plans and the ability, for the first time, to truly compare plan premiums. The exchanges will have authority to reject plans with excessive premium increases and to set caps on insurance profits and overhead at no more than 15% of the total premium cost for large employers and 20% of the premium cost for small firms and individuals. This is expected to result in cost savings to employers and workers in the amount of 15% to 20% by 2019;

Insurance companies continue to face pressures at the state and federal levels. State regulators are becoming more aggressive about challenging health plans' rate increase requests (*Amednews*, September 20, 2010). Massachusetts has capped some premium increases sought by insurance companies. Congressional leaders have asked large insurance companies to provide more transparency in calculating premium increases. (*Insurancenews.net*, September 21, 2010);

While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform, i.e. accessible and affordable health care for all;

RESOLVED: Shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 12, 2010

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a copy of the stockholder's resolution and accompanying statement which we, as stockholders in Aetna Inc., have asked to be included in the 2010 proxy statement.

Also, enclosed is a copy of the cover letter Mr. Ronald A. Williams, Chair & CEO of Aetna Inc.

Sincerely,

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

Encs

SBA/an



BAIRES@SCNJ.ORG

973 290.5402
973 290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476



750 Battery Street, Suite 600
San Francisco, CA 94111

415 391-4747
415 391-1234
www.ashfield.com

RECEIVED

NOV 2 3 2010

CHAIRMAN'S OFFICE

November 15, 2010

Mr. Ronald A. Williams
Chair & Chief Executive Officer
c/o Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RC61
Hartford, CT 06156

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Williams,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 500 shares of Aetna Inc. for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the annual meeting.

If you should have any questions or require additional information, please do not hesitate to contact me.

Sincerely,

Yvette S. Andrews
Manager Investment Performance Analysis
Ashfield Capital Partners, LLC
415.391.4747

CC: Sister Barbara Aires

Page 15 redacted for the following reason:

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*** FISMA & OMB Memorandum M-07-16 ***



Aetna
151 Farmington Avenue
Hartford, CT 06156

Judith H. Jones
Vice President and Corporate Secretary
Law & Regulatory Affairs, RC61
(860) 273-0810
Fax: (860) 273-8340

November 18, 2010

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility
The Sisters of Charity
P.O. Box 476
Convent Station, NJ 07961

Re: **Your Letter to Aetna Inc. dated November 12, 2010**

Dear Sr. Barbara:

This will acknowledge receipt of your letter dated November 12, 2010, concerning a shareholder proposal addressed to the chairman of the board of Aetna Inc. ("Aetna"). Aetna received your letter on November 15, 2010, but we have not yet received verification of ownership of shares on behalf of The Sisters of Charity.

The inclusion of shareholder proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission, specifically Rule 14a-8. I have attached a copy of Rule 14a-8 for your reference.

Rule 14a-8(b) requires that The Sisters of Charity be a record or beneficial owner of at least two thousand dollars ($2,000.00) in market value of Aetna common stock; have held such securities for at least one year by November 15, 2010, the date its proposal was submitted; and continue to own such securities through the date on which Aetna's 2011 annual meeting is held. Beneficial owners of Aetna's common stock, such as The Sisters of Charity, also must provide sufficient verification of ownership.

As a beneficial owner, The Sisters of Charity must provide Aetna with documentary support indicating the number of shares that The Sisters of Charity owns through each nominee, as well as the date(s) The Sisters of Charity acquired the shares. An account statement is not sufficient. You must provide to Aetna a written statement from the record holder of the securities, such as a broker or bank, verifying that The Sisters of Charity has owned at least two thousand dollars ($2,000.00) in market value of Aetna common stock continuously for at least one year on November 15, 2010, the date The Sisters of Charity submitted its proposal. In accordance with the SEC regulations mentioned above, your response to this letter which contains the missing information must be postmarked or transmitted electronically to Aetna no later than 14 calendar days after your receipt of this letter. Please direct your correspondence to me at the above address.

Very truly yours,

Judith H. Jones